Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

 CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of June 30, 2010 and for the six months then ended and related notes included in this report and (2) our consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2009 and the other information contained in such Annual Report, particularly the information in Item 5 - “Operating and Financial Review and Prospects”. Our financial statements have been prepared in accordance with generally accepted accounting principles in United States (“US GAAP”).

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.

	Six Months Ended June 30,
	2010	2009
Statement of Operations Data:
Revenues	100%	100%
Cost of revenues	84.1	123.4
Gross Profit (loss)	15.9	(23.4)
Research and development expenses, net	5.2	8.7
Marketing, general and administrative expenses	8.8	11.7
Operating profit (loss)	1.9	(43.8)
Financing expenses, net	(18.1)	(8.7)
Other income, net	0.0	0.4
Income tax benefit (expense)	(2.6)	2.5
Loss for the period	(18.7)%	(49.6)%

Six Months Ended June 30, 2010 Compared to the Six Months Ended June 30, 2009

Revenue. Revenue for the six months ended June 30, 2010 amounted to $239.5 million compared to $118.6 million for the six months ended June 30, 2009. Such 102% increase in revenues is mainly due to higher shipments following the global increased demand in the semiconductor industry and specialty foundry business in the six months ended June 30, 2010 as compared to the same period in 2009 which was influenced by the worldwide economic downturn and due to our focus in specialty products and our specific product offering.

Cost of Total Revenues. Cost of revenues for the six months ended June 30, 2010 amounted to $201.5 million, as compared to $146.3 million for the six months ended June 30, 2009. Our increase in cost of revenues of 38% is lower than the 102% revenues increase primarily due to the higher utilization of the manufacturing facilities and continuing efforts of the cost reduction plan executed by the Company and synergies captured through the integration of Jazz Technologies ("Jazz").

Gross Profit (Loss). Gross profit for the six months ended June 30, 2010 was $38.0 million compared to a gross loss of $27.7 million for the six months ended June 30, 2009. We achieved such gross profit due to the increased utilization and cost saving efforts described above.

Research and Development. Research and development expenses for the six months ended June 30, 2010 amounted to $12.4 million as compared to $10.3 million for the six months ended June 30, 2009. Research and development expenses increased mainly due to investments done to develop and design process flows and products implementing our specialty business model. However, as a percentage of revenues, research and development expenses decreased to 5.2% for the six months ended June 30, 2010 as compared to 8.7% for the six months ended June 30, 2009.

Marketing, General and Administrative Expenses. Marketing, general and administrative expenses for the six months ended June 30, 2010 amounted to $21.1 million as compared to $13.9 million for the six months ended June 30, 2009. Marketing, general and administrative expenses increased mainly due to higher sales commissions and sales related expenses (resulting from the revenue increase) as well as stock based compensation in regard to options grant. However, as a percentage of revenues, marketing, general and administrative expenses decreased to 8.8% for the six months ended June 30, 2010 as compared to 11.7% for the six months ended June 30, 2009.

Operating Profit (Loss). Operating profit for the six months ended June 30, 2010 was $4.5 million, compared to operating loss of $51.9 million for the six months ended June 30, 2009. Such $56.4 million improvement is mainly due to the higher gross profit partially offset by the higher operating expenses, as detailed above.

Financing Expenses, Net. Financing expenses, net for the six months ended June 30, 2010 were $43.3 million compared to financing expenses, net of $10.3 million for the six months ended June 30, 2009. Such increase was mainly due to carrying at fair value part of our liabilities which were influenced in the six months ended June 30, 2010 by the significant increase in market price of our tradable securities.

Income Tax benefit (expenses).  Income tax expenses resulting from Jazz's net income, amounted to $6.2 million in the six months ended June 30, 2010 as compared to income tax benefit of $2.9 million for the six months ended June 30, 2009. The increase in income tax expense is due to Jazz's operating income in the six months ended June 30, 2010 as compared to operating loss in the six months ended June 30, 2009. Jazz's effective tax rate for the six months ended June 30, 2010 differs from the statutory rate primarily due to the federal Domestic Production Activities Deduction.

Loss. Loss for the six months ended June 30, 2010 was $44.9 million as compared to $58.8 million for the six months ended June 30, 2009. Such 13.9 decrease in loss is due to the $56.4 million improvement in operating profit, which was partially offset mainly by the $33.0 million increase in financing expenses and $9.1 million increase in income tax expenses.

Impact of Inflation and Currency Fluctuations

The US Dollar costs of our operations in Israel are influenced by changes in the rate of inflation in Israel and the extent to which such changes are not offset by the change in valuation of the NIS in relation to the US Dollar. During the six months ended June 30, 2010, the exchange rate of the US Dollar in relation to the NIS increased by 2.6% and the Israeli Consumer Price Index (“CPI”) increased by 0.7% (during the six months ended June 30, 2009 there was an increase of 3.1% in the exchange rate of the US Dollar in relation to the NIS and an increase of 2.1% in the CPI).

We believe that the rate of inflation in Israel did not have a material effect on our business to date. However, our US Dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the US Dollar.

Nearly the entire cash generated from our operations and from our financing and investing activities is denominated in US Dollar and NIS. Our expenses and costs are denominated in NIS, US Dollar, Japanese Yen and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

Liquidity and Capital Resources

As of June 30, 2010, we had an aggregate amount of $84.7 million in cash and cash equivalents, as compared to $81.8 million as of December 31, 2009.

During the six months ended June 30, 2010, we raised $20.6 million on account of shareholders' equity (for further details see Note 4D to the unaudited condensed interim consolidated financial statements as of June 30, 2010) and generated a net amount of $48.0 million from our operating activities. These liquidity resources financed mainly the capital investments we made during the six months ended June 30, 2010, which aggregated to an amount of $40.3 million and the repayment of loans in the amount of $25.3 million.

As of June 30, 2010, loans from banks were presented in our balance sheet in the amount of $172.9 million, of which $12.0 million are presented as short-term. As of such date, we presented an aggregate of $230.6 million of debentures in our balance sheet. See also Notes 1B and 4 to the unaudited condensed interim consolidated financial statements as of June 30, 2010.